

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

November 16, 2006

Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138
Building D, Suite B
Wall, New Jersey 07719

Re: BIO-Key International, Inc.
        Form SB-2/A
        Filed on October 24, 2006
        File No. 333-137240

Dear Mr. DePasquale:

        We have reviewed your amended filings and have the following comments.
Where indicated, we think you should revise your documents in response to these
comments.

Form SB-2

General

1. Upon re-filing your registration statement, please update your financial statements
    pursuant to Item 310(g) of Regulation S-B.

Selling Security Holders, page 86

2. We note that the selling security holder table discloses that Laurus Master Fund
    beneficially owns 4,807,001 shares of common stock prior to the offering. However,
    we also note that the selling security holder table in your Post-Effective Amendment
    No. 4 to Form SB-2, File No. 333-120104, discloses that Laurus Master Fund
    beneficially owns 5,405,834 shares of common stock. Please revise your filings to
    reconcile your disclosure or advise of the basis for your belief that the number of
    shares beneficially owned should not be consistent. Also, revise your selling security
    holder table to disclose the number of shares that are being simultaneously offered by
    Laurus Master Fund pursuant to the post-effective amendment referenced above.
    Corresponding disclosure should be made in the selling security holder table of your
    post-effective amendment to reflect the number of shares that are also being sold

pursuant to BIO-Key's Form SB-2. Further, please revise your filings to include similar revisions for all other selling security holders that are common to the Form SB-2 and the post-effective amendment referenced above.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Charles J. Johnson, Esquire
         Choate, Hall & Stewart LLP
         Two International Place
         Boston, MA 02110